                                                              Page 1 of 13 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                             Tower Automotive, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   891 707 101
                  --------------------------------------------
                                 (CUSIP Number)



                                                       Exhibit Index on page 11

CUSIP No. 891 707 101                 13G
          -----------                                         Page 2 of 13 Pages
---------------------                                   ------------------------
--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    OMI Quebec FCI LLC
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
    2                                                                 (b) |_|
--------------------------------------------------------------------------------
           SEC USE ONLY
    3
--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    4
                    Delaware
--------------------------------------------------------------------------------

        NUMBER OF                   SOLE VOTING POWER
                              5
         SHARES                              None
                              --------------------------------------------------
      BENEFICIALLY                  SHARED VOTING POWER
                              6
        OWNED BY                    685,000 (includes 185,000 shares over which
                                    Onex Corporation has voting control pursuant
          EACH                      to proxies executed in its favor)
                               -------------------------------------------------
        REPORTING                   SOLE DISPOSITIVE POWER
                              7
         PERSON                              None
                              --------------------------------------------------
          WITH                      SHARED DISPOSITIVE POWER
                              8
                                    685,000 (includes 185,000 shares over which
                                    Onex Corporation has voting control pursuant
                                    to proxies executed in its favor)
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9
                    685,000 (includes 185,000 shares over which Onex Corporation has voting control pursuant to proxies executed in its favor)
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    10                                                                       |_|
--------------------------------------------------------------------------------

           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    11
                    3.0%.
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
    12
                    CO
--------------------------------------------------------------------------------
                         *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 891 707 101                 13G
          -----------                                         Page 3 of 13 Pages
---------------------                                   ------------------------
--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    ONEX CORPORATION
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
    2                                                                 (b) |_|
--------------------------------------------------------------------------------
           SEC USE ONLY
    3
--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    4
                    Ontario, Canada
--------------------------------------------------------------------------------

        NUMBER OF                   SOLE VOTING POWER
                              5
         SHARES                              None
                              --------------------------------------------------
      BENEFICIALLY                  SHARED VOTING POWER
                              6
        OWNED BY                    685,000 (includes 185,000 shares over which
                                    Onex Corporation has voting control pursuant
          EACH                      to proxies executed in its favor)
                               -------------------------------------------------
        REPORTING                   SOLE DISPOSITIVE POWER
                              7
         PERSON                              None
                              --------------------------------------------------
          WITH                      SHARED DISPOSITIVE POWER
                              8
                                    685,000 (includes 185,000 shares over which
                                    Onex Corporation has voting control pursuant
                                    to proxies executed in its favor)
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9
                    685,000 (includes 185,000 shares over which Onex Corporation has voting control pursuant to proxies executed in its favor)
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    10                                                                       |_|
--------------------------------------------------------------------------------

           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    11
                    3.0%.
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
    12
                    CO
--------------------------------------------------------------------------------
                         *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 891 707 101                 13G
          -----------                                         Page 4 of 13 Pages
---------------------                                   ------------------------
--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Gerald W. Schwartz
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
    2                                                                 (b) |_|
--------------------------------------------------------------------------------
           SEC USE ONLY
    3
--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    4
                    Canada
--------------------------------------------------------------------------------

        NUMBER OF                   SOLE VOTING POWER
                              5
         SHARES                              None
                              --------------------------------------------------
      BENEFICIALLY                  SHARED VOTING POWER
                              6
        OWNED BY                    685,000 (includes 185,000 shares over which
                                    Onex Corporation has voting control pursuant
          EACH                      to proxies executed in its favor)
                               -------------------------------------------------
        REPORTING                   SOLE DISPOSITIVE POWER
                              7
         PERSON                              None
                              --------------------------------------------------
          WITH                      SHARED DISPOSITIVE POWER
                              8
                                    685,000 (includes 185,000 shares over which
                                    Onex Corporation has voting control pursuant
                                    to proxies executed in its favor)
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9
                    685,000 (includes 185,000 shares over which Onex Corporation has voting control pursuant to proxies executed in its favor)
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    10                                                                       |_|
--------------------------------------------------------------------------------

           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    11
                    3.0%.
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
    12
                    IN
--------------------------------------------------------------------------------
                         *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 891 707 101                 13G
          -----------                                         Page 5 of 13 Pages
---------------------                                   ------------------------
--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Onex DHC LLC
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
    2                                                                 (b) |_|
--------------------------------------------------------------------------------
           SEC USE ONLY
    3
--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    4
                    Wyoming
--------------------------------------------------------------------------------

        NUMBER OF                   SOLE VOTING POWER
                              5
         SHARES                              None
                              --------------------------------------------------
      BENEFICIALLY                  SHARED VOTING POWER
                              6
        OWNED BY                             0
                              --------------------------------------------------
          EACH                      SOLE DISPOSITIVE POWER
                              7
        REPORTING                            None
                              --------------------------------------------------
         PERSON                     SHARED DISPOSITIVE POWER
                              8
          WITH                               0
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9
                    0
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    10                                                                       |_|
--------------------------------------------------------------------------------

           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    11
                    0.0%
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
    12
                    00
--------------------------------------------------------------------------------
                         *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 6 of 13 Pages


Item 1(a)             Name of Issuer:

                      Tower Automotive, Inc.  (the "Company")

Item 1(b)             Address of Issuer's Principal Executive Offices:

                      4508 IDS Center
                      Minneapolis, MN 55402

Item 2(a)             Name of Person Filing:

                      Onex Corporation ("Onex")
                      Gerald W.  Schwartz
                      Onex DHC LLC ("Onex DHC")
                      OMI Quebec FCI LLC ("FCI")
                      Onex, Mr. Schwartz, Onex DHC and FCI are filing the statement jointly, pursuant to the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

Item 2(b)             Address of Principal Business Office or, if none,
                      Residence:

                      The address for the principal business office of each of Onex and Gerald W. Schwartz is:

                      161 Bay Street
                      P.O. Box 700
                      Toronto, Ontario CANADA
                      M5J 2S1

                      The address of the principal business office of Onex DHC and FCI is:

                      421 Leader Street
                      Marion, Ohio 43302

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                                                              Page 7 of 13 Pages

Item 2(c)             Citizenship:

                      Gerald W. Schwartz is a citizen of Canada. Onex is an Ontario, Canada corporation. Onex DHC is a Wyoming limited liability company. FCI is a Delaware limited liability company.

Item 2(d)             Title of Class of Securities:

                      Common Stock, $.01 par value per share.

Item 2(e)             CUSIP No.:

                      891 707 101

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                      This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b).

Item 4                Ownership:

        (a)           Amount Beneficially Owned:

                      685,000 (includes 185,000 shares over which Onex has voting control pursuant to proxies executed in its favor)

        (b)           Percent of Class:

                      3.0%

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                                                              Page 8 of 13 Pages

        (c) Number of shares as to which such person has:

               (i)    Sole power to vote or to direct the vote:

                      0

               (ii)   Shared power to vote or to direct the vote:

                      685,000 (includes 185,000 shares over which Onex has voting control pursuant to proxies executed in its favor)


               (iii)  Sole power to dispose or to direct the disposition of:

                      0

               (iv)   Shared Power to dispose or to direct the disposition of:

                      685,000 (includes 185,000 shares over which a wholly-owned subsidiary of Onex has voting control pursuant to proxies executed in its favor)

               FCI is the direct beneficial owner of 500,000 of the shares of Common Stock reported. Onex, as the indirect owner of the equity of FCI, is an indirect beneficial owner of all such shares. Mr. Schwartz is the indirect holder of all the issued and outstanding Multiple Voting Shares of Onex, which are entitled to elect sixty percent (60%) of the members of Onex's Board of Directors and carry such number of votes in the aggregate as represents 60% of the aggregate votes attached to all voting shares of Onex and is thus an indirect beneficial owner of the shares reported. Onex DHC has disposed of all of its shares of Common Stock. On April 18, 1997, FCI purchased 500,000 shares of Common Stock in connection with the public offering of such shares. Certain stockholders of the Company, owning 185,000 shares of Common Stock, have granted to Onex a proxy to vote their shares in the same manner as Onex. As a result of such voting arrangement, each of the signatories to this statement may be deemed to be a member of a group that beneficially owns all the shares beneficially owned by the members of such group. Each of the signatories to this statement disclaims membership in such group.

                                                              Page 9 of 13 Pages

Item 5         Ownership of Five Percent or Less of a Class:
               --------------------------------------------

               This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6         Ownership of More Than Five Percent on Behalf of
               Another Person:
               ------------------------------------------------

               No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported hereunder.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:
               -------------------------------------------------------------

               Not applicable

Item 8         Identification and Classification of Members of the Group:
               ---------------------------------------------------------

               Not applicable

Item 9         Notice of Dissolution of Group:
               -------------------------------

               Not applicable

Item 10        Certification:
               --------------

               Not applicable

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                                                             Page 10 of 13 Pages

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 1998

                                            ONEX CORPORATION


                                            By: /s/ Donald W. Lewtas
                                                --------------------------------
                                                Name:  Donald W. Lewtas
                                                Title: Authorized Signatory


                                            /s/ Donald W. Lewtas
                                            ------------------------------------
                                            Authorized signatory for
                                            Gerald W. Schwartz


                                            ONEX DHC LLC


                                            By: /s/ Donald F. West
                                                --------------------------------
                                                Name: Donald F. West
                                                Title: Authorized Signatory


                                            OMI QUEBEC FCI LLC


                                            By: /s/ Donald F. West
                                                --------------------------------
                                                Name: Donald F. West
                                                Title: Authorized Signatory

                                                             Page 11 of 13 Pages

                                Index to Exhibits
                                -----------------

                                                                Page No. in
                                                                Sequential
Exhibit                                                         Numbering System
-------                                                         ----------------



1.      Joint Filing Agreement, dated January 30, 1998, among
        Onex DHC, FCI, Onex and Mr. Schwartz.

2. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura Automotive Systems, Inc., filed with the Securities and Exchange Commission by Onex on September 10, 1996.

3. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura Automotive Systems, Inc., filed with the Securities and Exchange Commission by Mr. Schwartz on September 10, 1996.